Filed pursuant to Rule 424(b)(3)
File No. 333-270448

EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND
Supplement to Prospectus dated May 4, 2023

The following replaces the Financial Highlights contained in the Prospectus:

Selected data for a Common Share outstanding during the periods stated.

	Year Ended December 31,
	2024	2023	2022	2021	2020
Net asset value – Beginning of year	$14.21	$13.10	$16.44	$14.59	$15.26
Income (Loss) From Operations
Net investment income(1)	$0.06	$0.09	$0.09	$0.06	$0.13
Net realized and unrealized gain (loss)	2.55	2.14	(2.18)	3.06	0.50
Total income (loss) from operations	$2.61	$2.23	$(2.09)	$3.12	$0.63
Less Distributions
From net investment income	$(0.05)	$(0.09)	$(0.09)	$(0.04)	$(0.14)
From net realized gain	(0.76)	(0.53)	(1.16)	(0.06)	(0.49)
Tax return of capital	(0.42)	(0.50)	(0.02)	(1.20)	(0.67)
Total distributions	$(1.23)	$(1.12)	$(1.27)	$(1.30)	$(1.30)
Premium from common shares sold through shelf offering(1)	$—	$—	$0.02	$0.03	$—
Net asset value – End of year	$15.59	$14.21	$13.10	$16.44	$14.59
Market value – End of year	$15.00	$12.98	$13.15	$17.12	$15.00
Total Investment Return on Net Asset Value(2)	19.73%	18.10%	(13.18)%	22.40%	5.07%
Total Investment Return on Market Value(2)	26.11%	7.47%	(16.31)%	23.98%	0.51%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$457,953	$417,431	$384,847	$467,677	$388,258
Ratios (as a percentage of average daily net assets): (3)
Total expenses	1.11%	1.11%	1.12%	1.10%	1.12%
Net expenses	1.11%(4)	1.11%(4)	1.12%(4)	1.10%	1.12%
Net investment income	0.37%	0.66%	0.64%	0.39%	0.97%
Portfolio Turnover	2%	9%	21%	6%	8%

(See related footnotes.)

	Year Ended December 31,
	2019	2018	2017	2016	2015
Net asset value – Beginning of year	$14.04	$16.35	$15.50	$15.52	$16.31
Income (Loss) From Operations
Net investment income(1)	$0.15	$0.15	$0.16	$0.19	$0.20
Net realized and unrealized gain (loss)	2.37	(1.17)	1.98	1.09	0.31
Total income (loss) from operations	$2.52	$(1.02)	$2.14	$1.28	$0.51
Less Distributions
From net investment income	$(0.15)	$(0.15)	$(0.15)	$(0.18)	$(0.19)
From net realized gain	(0.42)	(0.11)	—	(0.48)	(0.37)
Tax return of capital	(0.73)	(1.04)	(1.15)	(0.64)	(0.74)
Total distributions	$(1.30)	$(1.30)	$(1.30)	$(1.30)	$(1.30)
Premium from common shares sold through shelf offering(1)	$—	$0.01	$0.01	$—	$—
Net asset value – End of year	$15.26	$14.04	$16.35	$15.50	$15.52
Market value – End of year	$16.40	$13.45	$16.73	$16.52	$16.69
Total Investment Return on Net Asset Value(2)	18.50%	(6.69)%	14.30%	8.68%	3.21%
Total Investment Return on Market Value(2)	32.93%	(12.65)%	9.73%	7.63%	13.92%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$405,503	$372,509	$417,859	$382,921	$382,897
Ratios (as a percentage of average daily net assets):
Expenses(3)	1.11%	1.11%	1.11%	1.12%	1.11%(5)
Net investment income	0.99%	0.94%	0.97%	1.25%	1.23%
Portfolio Turnover	2%	4%	1%	6%	7%

(1)	Computed using average shares outstanding.
(2)	Returns are historical and are calculated by determining the percentage change in net asset value or market value with all distributions reinvested. Distributions are assumed to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.
(3)	Total expenses do not reflect amounts reimbursed and/or waived by the adviser and certain of its affiliates, if applicable. Net expense are net of all reductions and represent the net expenses paid by the Fund.

(4)	Includes a reduction by the investment adviser of a portion of its adviser fee due to the Fund’s investment in the Liquidity Fund (equal to less than 0.005% of average daily net assets for the years ended December 31, 2024, 2023 and 2022).
(5)	Excludes the effect of custody fee credits, if any, of less than 0.005%. Effective September 1, 2015, custody fee credits, which were earned on cash deposit balances, were discontinued by the custodian. expenses do not reflect amounts reimbursed and/or waived by the adviser and certain of its affiliates, if applicable. Net expense are net of all reductions and represent the net expenses paid by the Fund.

May 2, 2025